MAY 9, 2025

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Charles Eastman
Andrew Blume

Dear Sirs and Mesdames:

Re: Ameritek Ventures, Inc. –  Form 10-K for Fiscal Year Ended December 31, 2024
File No. 000-54739

We are writing to respond to the comment raised in the letter (the "Form 10-K  Letter") to the Company dated May 5, 2025 from the U.S. Securities and Exchange Commission (the "SEC") with respect to the Form 10-K filed by the Company with the SEC on April 8, 2025.

Form 10-K for the Fiscal Year Ended December 31, 2024
Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 28

1.Please amend your filing to explicitly disclose your conclusion regarding the effectiveness of your internal control over financial reporting as of December 31, 2024. See Item 308 of Regulation S-K..

Response:  The Company has amended the Form 10-K to include a statement to the effect that. during the last fiscal quarter, there were no changes in our internal control over financial reporting identified in connection with management’s evaluation of the effectiveness of our internal control over the financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

We trust the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (312) 285-1043 or via email at shaun@epazz.net with any questions or comments regarding is correspondence.

Yours truly,

/s/ Shaun Passley, PhD

Shaun Passley PhD, CEO
Ameritek Ventures, Inc.